SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 1-14118

WORLD COLOR PRESS INC.
(f/k/a/ Quebecor World Inc.)
(Translation of Registrant’s Name into English)

999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.

By:
Name: Marie-É. Chlumecky
Title: Corporate Secretary

Date: August 21, 2009

EXHIBITS

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Press Release dated August 20, 2009 announcing adoption of a shareholder rights plan agreement	99.1

Material Change Report dated August 21, 2009	99.2

Shareholder Rights Plan Agreement dated as of August 20, 2009	99.3